FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Received a Correction Notice Based on Transfer Price Taxation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on December 27, 2006, in Kyoto, Japan

Nidec Received a Correction Notice Based on Transfer Price Taxation

Nidec Corporation (the “Company”) announced today that it received a correction notice from the Osaka Regional Taxation Bureau based on transfer price taxation, pursuant to the taxation bureau’s determination that the Company’s transfer pricing with its overseas subsidiaries with respect to transactions during the five years ended March 31, 2005 was different from what the arms’-length transaction pricing between independent companies would be. According to the notice, taxable income subject to the correction amounts to approximately 6.9 billion yen, and additional tax, including local tax, is estimated to amount to approximately 3.3 billion yen.

The Company firmly believes that its transaction prices with its overseas subsidiaries were appropriate, and that the Company and its overseas subsidiaries have paid proper amounts of taxes in accordance with the relevant tax laws and regulations of each country. Accordingly, the Company strongly regrets that it is subject to, and it strongly disagrees with, this correction action by the taxation bureau. The Company intends to immediately file an appeal against this correction action with the taxation authorities, and advocate its position in the course of fair procedures including bilateral consultations with the relevant countries. Through this process, the Company firmly believes that it will be able to bring about a satisfactory conclusion to this matter.

Regarding the impact of this matter on the Company’s results of operations for the current fiscal year, although the Company will account for the provision of additional tax payment in the current fiscal year on a non-consolidated basis, it will not change the forecast of its consolidated results of operations.

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